August 17, 2006

VIA FEDERAL EXPRESS AND BY EDGAR

Ms. Nili Shah

Accounting Branch Chief

Mail Stop 7010

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0510

Re:	Wise Metals Group LLC Form 10-K Annual Report

  for the Year Ended December 31, 2005

  File No. 3-117622

Dear Ms. Shah:

Enclosed please find our response to the comments of the staff of the Commission (the “Staff” set forth in your letter dated July 17, 2006 (the “Comment Letter”) with respect to Wise Metals Group LLC (the “Company”) Form 10-K Annual Report for the year ended December 31, 2005 (“10-K”).

Set forth below are our responses to the comments raised in the Comment Letter. For the convenience of the Staff, each response has been numbered to correspond with the comments in the Comment Letter. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the 10-K:

Item 6. Selected Consolidated Financial Information, page 19

1.	We note your disclosure of adjusted EBITDA. You state that you include this information because this measure is used to measure your compliance with debt covenants and to evaluate your ability to service debt. This disclosure suggests that adjusted EBITDA is a liquidity measure, rather than a performance measure. Accordingly, it would appear that the most directly comparable financial measure in accordance with GAAP to which you should reconcile this measure would be cash flows from operations. In addition, we note that adjusted EBITDA excludes charges or liabilities that required, or will require, cash settlement, which is prohibited by Item 10(e)(1)(ii)(A) of Regulation S-K. Please advise. If you believe that this disclosure is consistent with the fact pattern discussed in question 10 of the SEC’s Frequently Asked Questions Regarding the Use of Non-GAAP Measures located on the SEC’s website, please explain the basis for your conclusion in detail. In addition, please add the disclosures discussed in question 10 in future filings. In your response, please show us what your disclosures will look like.

August 17, 2006

Response to Item 6. Selected Consolidated Financial Information, page 19

The term Adjusted EBITDA is a term defined in a number of the Company’s financing agreements and is also the critical measurement tool used by management to gauge the performance of the Company and its subsidiaries as well as to evaluate key management performance. The financial covenants that utilize the Adjusted EBITDA calculation are ones designed to evaluate the operating performance of the Company and do not reflect items impacting liquidity such as changes in working capital. Within the Company’s bank covenants, there is a separate covenant that specifically addresses liquidity and measures the Company’s availability as calculated by a borrowing base formula under the revolving line of credit. The Company must comply with one of the two covenants but not both.

Because of the materiality of our bank debt agreement, and in accordance with the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Measures number 10, we have concluded that disclosure of Adjusted EBITDA as defined by our bank group is critical to our investors (i.e. bond holders). In addition, we do not believe our disclosure of adjusted EBITDA is misleading as we disclose in our MD&A liquidity discussion the three items noted in our Q&A with respect to the materiality of the credit agreement, the requirement for compliance of either adjusted EBITDA or a borrowing base calculation and the effects of non-compliance.

For the Staff’s ease of review we have reprinted below our liquidity discussion from our 10-K and have underlined those sections which provided the disclosure as noted in your Q&A.

Liquidity and Capital Resources

Our principal source of cash to fund liquidity needs is net cash provided by operating activities and availability under the revolving portion of our senior secured facility. We anticipate that our primary liquidity needs will be for debt service, working capital, capital expenditures and distributions for tax purposes. Our debt service costs increased as a result of the offering of the senior secured notes. We believe that cash generated from operations and available borrowings under our senior secured credit facility, as amended and restated, will be sufficient to enable us to meet our liquidity requirements in the foreseeable future.

Our liquidity has been directly impacted by aluminum prices which have increased steadily and dramatically since 2002. Average aluminum prices in 2002 were 65.4 cents per pound and have risen over 40% to average 91.7 cents per pound for 2005. In December 2005, aluminum prices had risen to average $1.07 per pound and risen still further to average $1.17 per pound in February 2006. These price increases have and are continuing to impact our working capital requirements resulting in higher outstanding debt supported by higher levels of receivables and inventory. Our net liquidity is determined based on a standard borrowing base formula which accounts for the collateral value of inventory and receivables on a basis approximating the lower of current cost (on a FIFO basis) or fair market value. This borrowing base is then compared to the outstanding loan balance including outstanding letters of credit to determine a net amount available for additional borrowings. Our liquidity could also be hampered if we incurred significant unexpected increases in necessary capital expenditures. Significant increases in volumes could also impact our liquidity.

August 17, 2006

See “Risk Factors” for certain circumstances that could adversely affect our liquidity. In particular, a default under our senior secured credit facility or decreased sales or lower margins from our sales to Ball or Crown could have a material adverse effect on our liquidity. Reduced margins have and will occur should our can sheet sales continue to be affected by ceiling on the metal transfer price that we pass on to our customers. While the metal ceiling is not expected to materially impact sales in the first quarter of 2006, metal ceilings are expected to impact the second and third quarters as metal costs exceed the ceilings in certain contracts. The impact on the fourth quarter is unknown and is subject to prevailing market conditions including continued discussion with customers to obtain additional relief from such ceilings including industry-wide announced expectations to eliminate ceilings with all new contract renewals.

Based on our review of the Staff’s Q&A as noted in your comment, we believe we have complied with the Staff’s requirements regarding disclosure of a “non-GAAP” measure which excludes charges or liabilities that required, or will require, cash settlement as this disclosure is consistent with the fact pattern discussed in question 10 of the SEC’s Frequently Asked Questions.

Item 7. Management’s Discussion and Analysis, page 20

2.	We note your disclosure of conversion revenue, costs, and margin. In future filings, please disclose how you calculated the LIFO adjustment and why you exclude it in calculating conversion revenue. In your response, please show us what your disclosures will look like.

Response to Item 7. Management’s Discussion and Analysis, page 20

Our recently filed Form 10-Q for the quarter ended June 30, 2006 (“10-Q”) was updated in response to your comment as set forth below. Please note that the footnote added to our conversion margin table represents the change and addition to our disclosure in response to your comment on how LIFO is determined.

        Conversion Revenue and Conversion Margin

Shipments of can sheet accounted for a substantial portion of our Listerhill facility’s output in 2005 and in the first quarter of 2006. There are two components to our pricing under industry standards for can sheet pricing. The first component of can sheet pricing is the market price for aluminum that we pass on to our customers, currently subject to an industry-wide ceiling price which materially affected second quarter pricing and is expected to impact third quarter pricing. Subject to prevailing market conditions, the ceiling price may also adversely affect fourth quarter pricing. Under this industry formula, the metal transfer price is changed twice annually, on April 1 and on October 1. The metal transfer price for the period April 1 through September 30 is determined based on the average published Midwest P1020 aluminum price for the preceding six-month period ended the last day of February. Likewise, the metal transfer price for the period October 1 through the following March 31 is determined based on the average published Midwest P1020 aluminum price for the immediately prior six month period ended

August 17, 2006

the last day of August. We reduce our exposure to aluminum price fluctuations by passing cost increases to customers through this indexed sales pricing mechanism and by fixing the cost of metal through forward contracts on the London Metals Exchange (LME). Although the spread differential between prime metal and scrap cannot be cost effectively hedged in the financial markets, we minimize market price risk with respect to scrap aluminum we receive from our customers and reprocess at a fixed conversion spread.

The second component is a fixed conversion, or value added, price. The fixed conversion price is calculated annually using Alcoa’s list price as a basis and, along with impacts of ceilings on metal price, is the most significant factor influencing our profitability. Conversion pricing under our supply agreement is subject to renegotiation each year as well as at such times that our major competitors change their published conversion prices.

Because of the importance of the conversion price to our operating results, we measure conversion margin to evaluate our performance. Conversion margin is determined as conversion revenue (sales less metal cost and the effect of LIFO) less conversion cost (cost of sales less metal costs).

The following table is a reconciliation of these non-GAAP financial measures to their related GAAP basis measures.

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
Sales	$283,254	$231,154	$499,530	$452,715
Less:
Metal costs	(215,784)	(159,090)	(364,459)	(314,648)
LIFO adjustment[1]	—	—	—	—

Conversion revenue	$67,470	$72,064	$135,071	$138,067

Cost of sales	$284,908	$221,215	$492,302	$436,676
Less:
Metal costs	(215,784)	(159,090)	(364,459)	(314,648)

Conversion costs	$69,124	$62,125	$127,843	$122,028

Conversion revenue	$67,470	$72,064	$135,071	$138,067
Conversion costs	(69,124)	(62,125)	(127,843)	(122,028)

Conversion margin (deficit)	$(1,654)	$9,939	$7,228	$16,039

Shipments (000s)	207,407	199,406	377,325	395,945
Conversion margin per pound shipped	$(.0080)	$.0498	$.0192	$.0405

[1]	LIFO Adjustment represents the actual period adjustment recorded to adjust our inventory from FIFO basis to LIFO basis. An actual valuation of inventory under the LIFO method can be made only at the end of each year based on the inventory levels and costs at that time. Accordingly, interim LIFO calculations must necessarily be based on management’s estimates of expected year-end inventory levels and costs dependent upon prevailing aluminum costs and other factors which are beyond management’s control. The LIFO adjustment recorded is determined based on the volume of sales to date as a percentage of estimated annual shipments. On an annual basis, the LIFO adjustment represents the actual year end calculated LIFO reserve adjustment.

August 17, 2006

In addition, we supplementally disclose to the Staff that the reason we adjust the sales revenue for the LIFO impact is due to the fact that metal cost is a mere pass through to our customers as noted in our discussion of our industries pricing methodologies as well as our review of conversion margin.

Summary of Significant Accounting Policies, page 34

3.	We note your history of losses and cash outflows from operations. Please tell us and disclose, in future filings, your policy with respect to identifying, measuring and recognizing impairments of property, plant and equipment. Please also tell us how you applied this policy in each year presented in determining that no impairment exists. In addition, please expand your management’s discussion and analysis to (1) identify material assets analyzed for impairment for which an impairment charge has not yet been recorded, (2) discuss circumstances where impairment charges are reasonably likely to have a material effect on results of operations in future periods, and (3) discuss the significant uncertainties, assumptions, effects of changes in these assumptions associated with your impairment-related estimates, if you determine that your impairment policy is a critical accounting policy.

Response to Summary of Significant Accounting Policies, page 34

In your comment you ask us to identify for you our policy with respect to identifying, measuring and recognizing impairment. Our policy is as follows:

We review our long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value.

We have added above disclosure to our significant accounting policies disclosure included in our 10-Q.

We applied this policy as follows in each of the years presented. First, we believe it is important for the staff to understand the following about our business, our supply agreements and our facility, which we supplementally disclose to the staff:

Our production takes place at our Listerhill facility, which we purchased in 1999 as part of Reynolds’ divestiture of its integrated can-making infrastructure. The Listerhill facility is a four million square foot plant with 1.8 billion pounds of annual casting capability, 1.4 billion pounds of annual hot mill capacity and 1.1 billion pounds of annual finishing capacity. The facility has had more than $670 million spent on capital improvements since a major modernization process was begun by Reynolds in 1986, with the vast majority of these costs being incurred by Reynolds prior to its sale of the facility to us. In addition, at the time of our

August 17, 2006

accounting for our acquisition of the Reynolds’ beverage can stock manufacturing business, and in accordance with APB No. 16, we allocated approximately $250 million of negative goodwill reducing significantly the fair value of these assets. The fair value of our acquired fixed assets as determined by an independent valuation was approximately $320 million. We recorded a value of approximately $70 million in purchase accounting.

In addition, we supplementally disclose to the staff that for the periods presented and through the third quarter of 2006, we have been operating under long term supply agreements with our two largest customers which provided a cap or ceiling level on the cost per pound we could pass along in metal costs to our customers.

Historically, prices of our aluminum can stock have been directly correlated to our metal material cost due to the standard industry practice of passing through the metal material costs to customers. This correlation, subject to the impacts of metal ceiling or “price caps” has otherwise allowed us to maintain a relatively consistent conversion revenue, defined as net revenue less material costs, on a per pound basis. The impact of metal prices rising above the ceiling in the last three quarters of 2005 had led to a reduction in conversion revenue and resulting conversion margin.

We have eliminated the ceiling prices in all of our supply agreements with our customers partially commencing in our fourth quarter of 2006 and fully commencing on January 1, 2007.

In each of the period presented we had positive conversion margin, even in situations where we were unable to pass along metal prices that exceed the ceilings in our agreements.

	2005	2004	2003
Sales	$883,844	$766,868	$619,058
Less:
Metal Costs	(620,710)	(550,060)	(401,233)
LIFO adjustment	2,318	35,156	9,944
Conversion Revenue	265,452	251,964	227,769
Cost of Sales
Less:	881,290	770,518	601,675
Metal Costs	(620,710)	(550,060)	(401,233)
Conversion Costs	260,580	220,458	200,442
Conversion Revenue	265,452	251,964	227,769
Conversion Costs	260,580	220,458	200,442
Conversion Margin	4,872	31,506	27,327

In addition, as discussed elsewhere in our response to the Staff’s comments, we review our adjusted EBITDA to assist us in an assessment of our performance. In each of the years presented we had significant positive adjusted EBITDA. Finally, we believe the losses you noted we have incurred include significant non-cash charges such as depreciation and the mark to market adjustment on our derivatives which are not designated under SFAS 133. In addition, our negative cash flows from operations have largely been impacted by increases in receivables and inventory due to the soaring aluminum costs.

August 17, 2006

Based on our positive conversion margin, our review of our performance using our benchmarked adjusted EBITDA and the fact we are eliminating the metal price ceilings or caps, our forecasts for 2007 and later show marked improvement over the past three years and as such we concluded we did not have an event or circumstance that indicated our fixed assets may not be recoverable and as such we did not identify indicators of impairment to have existed in any of the years presented.

In addition you have asked us to expand our MD&A discussion to:

(1) Identify material assets analyzed for impairment for which an impairment charge has not yet been recorded; we supplementally disclose to the staff we have had no material assets analyzed for impairment as outlined above and thus have no additional information to add to our MD&A;

(2) Discuss circumstances where impairment charges are reasonably likely to have a material effect on results of operations in future periods; we supplementally disclose to the staff that we do not believe we have any reasonably likely impairment charges to future periods to discuss in our MD&A;

(3) Discuss significant uncertainties, assumptions, effects of changes in these assumptions associated with our impairment related estimates, if we determine that our impairment policy is a critical accounting policy; based on your comment and our reconsideration of the significance of our long-live assets policy, we have added the below noted critical accounting policy and disclosed such in our 10-Q.

In addition, as noted in your comment, our new disclosure discusses the significant uncertainties and assumptions as well as effects of changes in assumptions could have.

Long-Lived Assets: We review our long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. Judgments made by us related to the expected useful lives of long-lived assets and our ability to realize any undiscounted cash flows in excess of the carrying amounts of such assets are affected by factors such as the ongoing maintenance and improvements of the assets, changes in the expected use of the assets, changes in economic conditions, changes in operating performance and anticipated future cash flows. Since judgment is involved in determining the fair value of long-lived assets, there is risk that the carrying value of our long-lived assets may require adjustment in future periods. If actual fair value is less than our estimates, long-lived assets may be overstated on the balance sheet and a charge would need to be taken against earnings.

August 17, 2006

Commitments and Contingencies, page 43

4.	You disclose that you believe you have meritorious defenses relating to your litigation with Merrill Lynch and the action brought by a former executive. We remind you that if the conditions of paragraph 8 of SFAS 5 are met, the estimated loss from the loss contingency should be accrued. However, if paragraph 8 criteria is not met and no accrual is made, please state the amount or range of the reasonably possible loss or state that such an estimate cannot be made. Please confirm, if true, that you will comply with SFAS 5 in future filings.

Response to Commitments and Contingencies, page 43

We recognize the conditions of paragraph 8 of SFAS 5, and supplementally disclose the following to the staff.

With respect to the litigation matter with Merrill Lynch, we have concluded we have very meritorious defenses. In addition, we believe we may prevail on our counterclaim. As such we have concluded that is it not probable we will incur a loss, but that it is reasonably possible that a loss may be incurred even though the information we have to date indicates that it is not probable. Therefore, in accordance with footnote 6 of SFAS 5, paragraph 10, we have disclosed the nature of the claim and the damages being sought, however we have no accrual recorded for this matter.

With respect to our counterclaim, since this represents a gain contingency, in accordance with ARB No. 50 (SFAS 5, Paragraph 17), we have taken care to adequately disclose our counterclaim so as to avoid misleading implications of the likelihood of our realization of this claim. In addition, we have not recognized a recovery on this claim at this time and would not do so until such a time as we have been awarded damages.

With respect to the action brought by a former executive. We again, supplementally disclose to the staff that we have created a reserve pursuant to the requirements of SFAS 5. The claimant seeks to be paid $1 million for his equity interest in Wise Metals Group LLC and $1 million in severance. We have accrued $1 million in connection with this litigation.

Disclosure Controls and Procedures, page 44

5.	We note that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures “... are effective to ensure that information required to be disclosed in our periodic reports filed with the Securities and Exchange Commission is recorded, processed, summarized and reported as and when required. In addition, they concluded that there were no significant deficiencies or material weaknesses in the design or operation of internal controls which could significantly affect the Company’s ability to record, process, summarize and report financial information.” This is an incomplete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d15(e) of the Exchange Act. Please confirm to us and revise in future filings your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

August 17, 2006

Response to Disclosure Controls and Procedures, page 44

Our chief executive officer and chief financial officer have concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and such controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers as appropriate to allow timely decisions regarding required disclosure. We will revise our future filings to reflect the above disclosure.

6.	Furthermore, we note your statement that the “design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.” Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238.

The Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and the Company’s chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective at that reasonable assurance level. We will revise our future filings to reflect the above disclosure.

Segments

7.	From your disclosure, we note that you manage the operations of Wise Alloys, Wise Recycling and Listerhill Total Maintenance Company. Wise Alloys principally manufactures and sells aluminum can sheet to aluminum can producers and also serves the transportation and building and construction markets. Wise Recycling is engaged in the recycling and sale of scrap aluminum and other non-ferrous metals. Listerhill Total Maintenance Company specializes in providing maintenance, repairs and fabrication to manufacturing and industrial plants all over the world. Given the distinct operations of each company, please tell us how you determined that you only have one reportable segment. As part of your response, please discuss what you consider to be your operating segments consistent with paragraph 10 of SFAS 131. Please also provide us with a copy of the internal financial reports regularly reviewed by your chief operating decision maker as of December 31, 2005 and March 31, 2006. If you determine that you have more than one operating segment, citing factors set forth in paragraph 17 of SFAS 131, please discuss how you concluded it was appropriate to aggregate. As part of your aggregation analysis, please provide us with an analysis that includes historical revenues, gross profits, gross profit margins, operating profits, and operating profit margins, along with any

August 17, 2006

other information you believe would be useful for each of your operating segments to help us understand how these operations are economically similar. Please also address any differences in the trends these financial indicators depict (e.g. if gross profit margin is decreasing for one operation and increasing for another).

Response to Segments

Under Statement 131, an enterprise is required to both determine its operating segments under the management approach and report operating segment financial information in accordance with the management approach. This means that the information that is reported is the information that the chief operating decision maker (CODM) reviews in order to make resource allocation decisions and assess the performance of the operating segments.

The term “chief operating decision maker” defines a function rather than an individual with a specific title. The function of the CODM is to allocate resources to and assess the operating results of the segments of an enterprise. As of December 31, 2005 we had concluded our CODM was our Chief Executive Officer. Our CEO controls through ownership of approximately 70% of our stock. Our CEO reviews monthly the same financial reporting package we provide to our bank group. We have provided the Staff with a copy of such reporting package for year ended December 31, 2005. This reporting package is provided to our CEO monthly.

As you will see from the financial information we provide to our CODM, we have only one operating segment. Our CODM is not provided with discrete financial information regarding the Wise Recycling, Wise Alloys and Total Listerhill maintenance separately. While this discrete financial information does exist, it is not used by the CODM to make decisions on how to allocate resources. Therefore, as of December 31, 2005 we had concluded we had one reportable segment.

We supplementally disclose to the staff the following,

On June 23, 2006, we announced a reorganization of the company which included the formation of various committees of the Company including a strategic committee, a finance committee and an operating committee. One of the tasks of these committees is to help us further define and perhaps redefine who our CODM is and to further investigate the information that the CODM uses to operate the Company. Pending the results of this reorganization, we will again assess the segment reporting of the Company. In addition, we supplementally disclose to you that Wise Alloys and Wise Recycling represented approximately 92% and 8%, respectively of our 2005 annual revenues. Listerhill Total Maintenance represents less than 1% of our sales and would not rise to the level of required reporting.

August 17, 2006

Exhibit 32

8.	We note that you have included section 906 certification with respect to your Form 10-K for the year ended December 31, 2004 in your Form 10-K for the year ended December 31, 2005. Please amend your Form 10-K for the year ended December 31, 2005 to include the correct certifications.

Response to Exhibit 32

We will amend our Form 10-K for the year ended December 31, 2005 to include the correct section 906 certifications as Exhibits 32.1 and 32.2.

In connection with our response to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure of the filing;

•	that the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kenneth Stastny at (410) 636-6500 with any questions regarding this letter.

Very truly yours,

/s/ Kenneth Stastny
Kenneth Stastny